Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 27, 2015
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:         Ms. Laura Nicholson
Special Counsel
Re:	Frontline Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed October 27, 2015
File No. 333-206542

Dear Ms. Nicholson:
We refer to the registration statement on Form F-4 filed by Frontline Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") File No. 333-206542 (the "Registration Statement"), initially filed on August 24, 2015 (as filed on that date, the "Initial Registration Statement"). By letter dated September 18, 2015, the staff of the Commission (the "Staff") provided the Company with its comments regarding the Initial Registration Statement. The Company filed Amendment No. 1 to the Initial Registration Statement ("Amendment No. 1") on October 5, 2015, and on October 21, 2015 the Staff provided the Company with its comments regarding Amendment No. 1 (the "Comment Letter")
The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes additional changes, including among other things adjustments to the unaudited pro forma condensed combined financial information and updates related to the passage of time.
This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.
Security Ownership of Certain Beneficial Owners and Management of Frontline, page 105
1.	Your disclosure indicates that the table on page 105 presents information regarding ownership of your common shares as of the date of the joint proxy statement/prospectus and information after giving effect to the Merger regarding ownership of your common shares with respect to each shareholder whom you know to beneficially own more than five percent of your issued and outstanding shares. However, the table does not appear to provide such information as of the date of the joint proxy statement/prospectus and after giving effect to the Merger. Please revise your filing to provide such information.
The Company has revised the disclosure on page 105 of the Amended Registration Statement to correct the information provided.
Exhibits
2.	We note that you have filed forms of the opinions from MJM Limited and Seward & Kissel LLP. Please file executed versions of such opinions.
The Company respectfully advises the Staff that executed versions of the above-referenced opinions have been filed with the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc:               Julie Griffith
Securities and Exchange Commission

Mr. Robert Hvide Macleod
Principal Executive Officer
Frontline Ltd.

Gary J. Wolfe
Seward & Kissel LLP

FRONTLINE LTD.
 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

October 27, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	Frontline Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Frontline Ltd.

By:	/s/ Robert Hvide Macleod
Name:	Robert Hvide Macleod
Title:	Principal Executive Officer